UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No.4)*

Poage Bankshares, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

730206109
(CUSIP Number)

Mr. Terry Maltese, Maltese Capital Management LLC, 150 East 52nd Street, 30th Floor, New York, NY 10022 (212) 486-7300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 12, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☑.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 pages

Exhibit Index located on Page 7	SEC 1746 (12-91)

SCHEDULE 13D

CUSIP No. 730206109	Page 2 of 9 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person

Maltese Capital Management LLC

2.	Check the Appropriate Box if a Member of a Group*		(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds*

00

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizen or Place of Organization

New York

NUMBER OF	7.	Sole Voting Power
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING	8.	Shared Voting Power
PERSON
WITH		110,064

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power

110,064

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

110,064

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*		☐

13.	Percent of Class Represented by Amount in Row (11)

3.1%

14.	Type of Reporting Person*

IA, 00

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 730206109	Page 3 of 9 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person

Maltese Capital Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group*		(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds*

00

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizen or Place of Organization

Delaware

NUMBER OF	7.	Sole Voting Power
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING	8.	Shared Voting Power
PERSON
WITH		62,473

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power

62,473

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

62,473

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*		☐

13.	Percent of Class Represented by Amount in Row (11)

1.8%

14.	Type of Reporting Person*

00

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 730206109	Page 4 of 9 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person

Terry Maltese

2.	Check the Appropriate Box if a Member of a Group*		(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds*

00

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizen or Place of Organization

USA

NUMBER OF	7.	Sole Voting Power
SHARES
BENEFICIALLY		11,195
OWNED BY
EACH
REPORTING	8.	Shared Voting Power
PERSON
WITH		110,064

	9.	Sole Dispositive Power

11,195

	10.	Shared Dispositive Power

110,064

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

121,259

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*		☐

13.	Percent of Class Represented by Amount in Row (11)

3.5%

14.	Type of Reporting Person*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.	Security and Issuer.

The class of equity securities to which this statement relates is the common stock, par value $.01 per share (“Common Stock”), of Poage Bankshares, Inc. (the “Issuer”), a company incorporated in Maryland, with its principal office at 1500 Carter Avenue, Ashland, Kentucky 41101.

Item 2.	Identity and Background.

(a)       This statement is being filed by (i) Maltese Capital Management LLC, a New York limited liability company (“MCM”) (ii) Maltese Capital Holdings, LLC, a Delaware limited liability company (“Holdings”), and (iii) Terry Maltese, Managing Member of MCM and Holdings, with respect to shares of Common Stock that each of the foregoing may be deemed to have a beneficial ownership and with respect to shares of Common Stock that Mr. Maltese holds personally. The foregoing persons are hereinafter sometimes referred to collectively as the “Reporting Persons”.

(b)       The address of the principal offices of Holdings and MCM and the business address of Mr. Maltese is Maltese Capital Management LLC, 150 East 52nd Street, 30thth Floor, New York, New York 10022.

(c)       The principal business of Holdings is that of acting as general partner for certain partnerships. The principal business of MCM is that of providing administrative and management services in its capacity as an investment advisor in accordance with Rule 240.13d-1(b)(1)(ii)(E). The present principal occupation or employment of Mr. Maltese is Managing Member of MCM and Holdings.

(d)       During the last five years, none of Holdings, MCM, or Mr. Maltese has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, none of Holdings, MCM, or Mr. Maltese has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Maltese is a U.S. citizen; MCM is a New York limited liability company; and Holdings is a Delaware limited liability company.

Item 3.	Source and Amount of Funds.

The funds for the purchase of the 110,064 shares of Common Stock beneficially owned by MCM came from the working capital of certain private investment funds that MCM manages. No borrowed funds were used to purchase such shares of Common Stock, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business. The net investment cost (including commissions, if any) of the shares of Common Stock for which MCM may be deemed to have beneficial ownership is $1,329,455.

The funds for the purchase of the 62,473 shares of Common Stock beneficially owned by Holdings came from the working capital of certain private investment partnerships for which Holdings acts as general partner. No borrowed funds were used to purchase such shares of Common Stock, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business. The net investment cost (including commissions, if any) of the shares of Common Stock for which Holdings may be deemed to have beneficial ownership is $684,058.

The funds for the purchase of the 110,064 shares of Common Stock beneficially owned by Mr. Maltese, as a result of Mr. Maltese being the control person of MCM and Holdings, came from the working capital of certain private investment funds that MCM manages or for which Holdings acts as general partner. The funds for the purchase of the 11,195 shares of Common Stock owned personally by Mr. Maltese came from Mr. Maltese’s personal funds. No borrowed funds were used to purchase shares of Common Stock, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business. The net investment cost (including commissions, if any) of the shares of Common Stock for which Mr. Maltese may be deemed to have beneficial ownership (including through personal ownership) is $1,441,405.

Item 4.	Purpose of Transaction.

The shares of Common Stock held by the Reporting Persons were acquired for, and are being held for, investment purposes. As such, in the ordinary course of their business, the Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management, the board of directors, other shareholders of the Issuer and other relevant parties concerning the business, operations, management, governance, strategy and future plans of the Issuer.  Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the shares of Common Stock, voting for or against and expressing support for or against the proposals of the board of directors of the Issuer or other shareholders of the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a), (b) Based upon an aggregate of 3,497,243shares of Common Stock outstanding, as determined by the Issuer’s most recently available Form 10-Q, as of the close of business on May, 14, 2018:

(i)	Holdings owned directly no shares of Common Stock. By reason of its position as general partner of certain partnerships, Holdings may be deemed to beneficially own 62,473 shares of Common Stock which are held by such partnerships, constituting approximately 1.8% of the shares outstanding. Holdings does not have the sole power to vote or direct the vote of any shares of Common Stock. Holdings has the shared power to vote or direct the vote of 62,473 shares of Common Stock. Holdings does not have the sole power to dispose or direct the disposition of any shares of Common Stock. Holdings has the shared power to dispose or direct the disposition of 62,473 shares of Common Stock.

(ii)	MCM owned directly no shares of Common Stock. By reason of its position as investment advisor, MCM may be deemed to beneficially own 110,064 shares of Common Stock, which are held of record by clients of MCM, constituting approximately 3.1% of the shares outstanding. MCM does not have the sole power to vote or direct the vote of any shares of Common Stock. MCM has the shared power to vote or direct the vote of 110,064 shares of Common Stock. MCM does not have the sole power to dispose or direct the disposition of any shares of Common Stock. MCM has the shared power to dispose or direct the disposition of 110,064 shares of Common Stock.

(iii)	Mr. Maltese directly owned 11,195 shares of Common Stock. By reason of his position as Managing Member of MCM, Mr. Maltese may also be deemed to beneficially own 110,064 shares of Common Stock, constituting, in the aggregate, 121,259 shares of Common Stock and approximately 3.5% of the shares outstanding. Mr. Maltese has the sole power to vote or direct the vote of 11,195 shares of Common Stock. Mr. Maltese has the shared power to vote or direct the vote of 110,064 shares of Common Stock. Mr. Maltese has the sole power to dispose or direct the disposition of 11,195 shares of Common Stock. Mr. Maltese has the shared power to dispose or direct the disposition of 110,064 shares of Common Stock.

(c) During the sixty days prior to July 23, 2018, the Reporting persons made the following transactions in the Common Stock:

Date	Transaction	Price	Shares
6/4/2018	Buy	19.25	166
6/6/2018	Buy	19.25	1,534
6/7/2018	Buy	19.25	191
6/8/2018	Buy	19.25	200
6/12/2018	Sell	24.87	30,000
6/12/2018	Sell	24.75	25,000
6/13/2018	Sell	24.85	2,290
6/16/2018	Sell	24.75	9,564
6/17/2018	Sell	24.79	13,696
6/18/2018	Sell	24.84	50,000
6/19/2018	Sell	24.92	53,030
6/20/2018	Sell	25.24	29,052

(d) Not applicable.

(e) The Reporting Persons ceased to be the beneficial owner of more than 5% of the class of securities on July 19, 2018.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto.  A copy of such agreement is attached as Exhibit A and is incorporated by reference herein.

Other than the joint filing agreement filed as an exhibit hereto, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
Exhibit 1	Written Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) of the Securities and Exchange Commission

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 23, 2018

Maltese Capital Management LLC		Terry Maltese
By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese		Terry Maltese
Managing Member

Maltese Capital Holdings, LLC

By:	/s/ Terry Maltese
Terry Maltese
Managing Member

EXHIBIT 1

JOINT ACQUISITION STATEMENT PURSUANT TO RULE 13d-1(f)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: July 23, 2018

Maltese Capital Management LLC		Terry Maltese
By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese		Terry Maltese
Managing Member

Maltese Capital Holdings, LLC

By:	/s/ Terry Maltese
Terry Maltese
Managing Member

SK 27061 0003 7956362